

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Jeffrey Katz, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

> **Re:** **Endeavour International Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2014 by Talisman Group Investments, L.L.C., et al**
> **File No. 1-32212**
>
> **Soliciting Materials intended to be filed pursuant to Rule 14a-12**
> **Filed May 5, 2014 by Talisman Group Investments, L.L.C., et al.**
> **File No. 1-32212**

Dear Mr. Katz:

We have reviewed the revised preliminary proxy statement and the related response letters, including the response letter submitted on EDGAR this afternoon, and we have the following additional comments.

Revised Preliminary Proxy Statement

General

1. The proxy statement has been revised to indicate that stockholders will no longer be able to "execute a vote via the Internet or telephone." Please advise in your response letter why Talisman determined to eliminate these voting options.

Background of the Solicitation, page 1

2. The fourth bullet point in this section indicates that during the week of March 31, 2014, Mr. Kalisman had several conversations with the Company regarding its business strategy and board composition. It is our understanding that Mr. Kalisman did not have any contact with the Company at any time during the 7-day week commencing on March 31, 2014 and that the Company has not had any conversations with Mr. Kalisman since March 26, 2014 when Mr. Transier and Mr. Kalisman had their last phone conversation. Please advise or revise.

Soliciting Materials Filed May 5, 2014

3.   We note your response to prior comment 16, and we are unable to agree that you have provided a reasonable factual basis to make the following statements:

- "We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and *could potentially be worth more than $10 per share*." (page 5, emphasis added). The information provided in your May 9, 2014 letter only includes a description of methodologies used to perform calculations but otherwise fails to include any specific information supporting the reference to the $5 or $10 per share figures. Inclusion of valuations in proxy soliciting materials is only appropriate and consonant with Exchange Act Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities stockholders' understanding of the basis for and the limitations on the projected realizable values. Refer to Release No. 34-16833 (May 23, 1980). Please also provide support that the source of the low-end estimates for the Company's three largest assets is a "leading energy research and consulting firm."

- "Implied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued." (page 14) The information provided in your May 9, 2014 letter fails to provide support for the implication that a stockholder vote was required for the alleged expansion of the share base or that no future stockholder vote would be required should securities issued to Whitebox exceed 20% of outstanding shares.

- "We believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders." (page 14)

- "…the public markets currently ascribe little to no value to these assets." (page 28, emphasis added)

- "*Court records show* that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation." (page 34, emphasis added)

Please provide support for the above statements. We may have further comment upon review of such information. We request that Talisman refrain from making these or similar statements until Talisman has provided a reasonable factual basis for such statements. To the extent that Talisman is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

4.   We note your response to prior comment 17, and we are unable to agree that you have provided an adequate factual foundation to make the following statements:

- "*Undisclosed* Dilution from Monetary Production Payment" and "…the true cost of the expanded Monetary Production Payment was not announced in an earnings release or discussed openly during a conference call, but rather *hidden* in a separate Form 8-K filing" (Page 11 of Soliciting Materials, emphasis added) (page 11, emphasis added).

- "Value Destruction and Misinformation" (page 11-14)

- "We also believe the Board either erred or *intentionally concluded* its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved) (page 28, emphasis added)

Please provide support for the above statements. We may have further comment upon review of such information. We request that Talisman refrain from making these or similar statements until Talisman has provided a reasonable factual basis for such statements. Please refer to Note (b) to Rule 14a-9. To the extent that Talisman is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions